Exhibit 3

Illini Corporation

September 14, 2005

Term Sheet

The anticipated terms of the credit facility between JPMorgan Chase Bank, N.A. (“JP Morgan Chase”) and Illini Corporation are as follows:

Borrower:	Illini Corporation

Amount:	$2,000,000

Type:	Secured line of credit.

Purpose:	For general business purposes and share repurchase.

Maturity:	One year from date of funding.

Collateral:	100% of the outstanding shares of Illini Bank’s common stock.

Repayment:	Interest only quarterly, principal due at maturity.

Interest Rate:	Prime Rate - 50bps

Unused Fee:	None

Other Terms and Conditions

Due Diligence:	Commitment is subject to due diligence acceptable to JPMorgan Chase Bank at its sole discretion.

Financial Statements:	Annual and quarterly financial statements for Illini Corporation and its subsidiary banks, as well as other documents and information reasonably deemed necessary will be provided to JP Morgan Chase.

Financial Covenants:	Illini Corporation and the bank subsidiary are to maintain “well capitalized” status, as defined under regulatory agencies.

Annualized ROAA not to fall below 0.50% for the bank subsidiary.

Non-performing assets to Total Loans+OREO not to go above 4.50% for the bank subsidiary.

Sole Benefit:	This letter is for the sole benefit of Illini Corporation and not for the benefit of any third party.